SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April, 2020

Commission File Number: 001-13354

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BANK OF MONTREAL
(Name of Registrant)

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100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6
(Executive Offices)	(Head Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statement of the registrant on file with and declared effective by the SEC:

1.     Registration Statement – Form F-3 – File No. 333-237342

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Stephen Lobo
	Name:	Stephen Lobo
	Title:	Authorized Signing Officer
Date: April 21, 2020

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Distribution Agreement, dated as of April 20, 2020, between Bank of Montreal and the Agents party thereto.

99.2	Calculation Agency Agreement, dated as of April 20, 2020, between Bank of Montreal and BMO Capital Markets Corp.

99.3	Exchange Rate Agency Agreement, dated as of April 20, 2020, between Bank of Montreal and BMO Capital Markets Corp.

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